

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 7, 2023

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
13450 W. Sunrise Blvd., Suite 650
Sunrise, FL 33233

> **Re: ShiftPixy, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2023**
> **File No. 333-269477**

Dear Scott W. Absher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Cahlon